FRESHWATER TECHNOLOGIES, INC.
Suite 200
30 Denver Crescent
Toronto, ON M2J 1G8
Canada

December 27, 2007

VIA COURIER AND EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
USA

Attention:    H. Christopher Owings
                      Assistant Director

Dear Sirs:

Re:	Freshwater Technologies, Inc.
Registration Statement on Form SB-2/A
File No. 333-140595

Thank you for your letter dated November 13, 2007 with respect to Form SB-2/A filed by Freshwater Technologies, Inc. (the “Company”) on October 12, 2007.

Summary of Current Business, page 25

1.           We have now included our response to comment 3 from our previous response letter in our document in the third complete paragraph of page 26.

Plan of Operation, page 34

2.           When the Company discusses "recovery of sales" we are not referring to our policy for recording allowance for sales returns and related recoveries but to recovery of sales of previously written off accounts receivable based on Company policy regarding the age of the accounts receivable. The entry for the recovery of sales is debit Bank and Credit Recovery of Sales.

Summary Compensation Table, page 42

3.           We have revised the tables as requested.

Financial Statements

4.           We have revised to update the financial statements and related financial disclosure to comply with the requirements of Item 310(g) of Regulation S-B.

Report of Independent Registered Public Accounting Firm, page F-1

5.           We have now included a dual dated audit report from our auditors.

Note 1. Development Stage Company, Page F-6

6.           We have revised our financial statements in accordance with your comments. We have reviewed your comment regarding the reflection of the reverse merger in our statement of stockholders’ deficit. Our common stock balance in periods prior to the recapitalization now reflects 80 million shares, the number of shares issued by the shell company (HMI Technologies Inc.) We have amended our December 31, 2006 additional paid-in capital balances on our statement of stockholders’ deficit to ensure they agree with the total. Also, we have reconciled the total and certain December 31, 2005 balances to the balance sheet.

               We hope that our responses and changes to the Form SB-2 have answered all of your concerns. We look forward to any further comments you may have regarding this Form SB-2 or with respect to any of the above responses. Should you have any questions, please do not hesitate to contact me directly at 416.490.0254.

Yours truly,

FRESHWATER TECHNOLOGIES, INC.

Encl.	/s/ Max Weissengruber
cc: Clark Wilson, attn: K. Richardson	per: Max Weissengruber